UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Synalloy Corporation

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

871565107

(CUSIP Number)

RYAN LEVENSON

PRIVET FUND MANAGEMENT LLC

79 West Paces Ferry Road

Suite 200B

Atlanta, Georgia 30305

(404) 419-2670

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,535,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,535,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,535,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,535,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,535,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,535,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,535,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,535,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,535,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 871565107

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the common stock, $1.00 par value per share (the “Shares”), of Synalloy Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4510 Cox Road, Suite 201, Richmond, Virginia 23060.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Privet Fund LP, a Delaware limited partnership (“Privet Fund”);
(ii)	Privet Fund Management LLC, a Delaware limited liability company (“Privet Fund Management”), which serves as the general partner and investment manager of Privet Fund; and
(iii)	Ryan Levenson, who serves as the managing member of Privet Fund Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as “Privet” or the “Reporting Persons.” The Reporting Persons are parties to that certain Group Agreement (as defined in Item 4) with UPG Enterprises LLC, Paul Douglass and Christopher Hutter (collectively, “UPG”). As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and UPG. It is the understanding of the Reporting Persons that UPG will file a separate Schedule 13D with respect to its ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedule 13D for information concerning UPG and its investment in the Issuer.

(b)       The address of the principal office of each of the Reporting Persons is 79 West Paces Ferry Road, Suite 200B, Atlanta, Georgia 30305.

(c)       The principal business of Privet Fund is investing in securities. The principal business of Privet Fund Management is serving as the general partner and investment manager of Privet Fund. The principal occupation of Mr. Levenson is serving as the managing member of Privet Fund Management.

5

CUSIP No. 871565107

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Levenson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Privet Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,535,507 Shares beneficially owned by Privet Fund is approximately $16,844,882, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 3, 2020, Privet entered into a Group Agreement (the “Group Agreement”) with UPG. Pursuant to the Group Agreement, Privet and UPG agreed, among other things, to form a group for the purpose of engaging in discussions with the Issuer regarding means to enhance stockholder value. Privet and UPG believe that combining their complementary expertise, skill sets and perspectives will be beneficial in discussions with the Issuer and enhancing value for stockholders. The foregoing description of the Group Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 9,033,854 Shares outstanding as of November 8, 2019, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

As of the close of business on March 5, 2020, Privet Fund beneficially owned 1,535,507 Shares, constituting approximately 17.0% of the Shares outstanding.

6

CUSIP No. 871565107

Privet Fund Management, as the general partner and investment manager of Privet Fund, may be deemed to beneficially own the 1,535,507 Shares owned by Privet Fund, constituting approximately 17.0% of the Shares outstanding. Mr. Levenson, as the managing member of Privet Fund Management, may be deemed to beneficially own the 1,535,507 Shares owned by Privet Fund, constituting approximately 17.0% of the Shares outstanding.

UPG has represented to the Reporting Persons that it beneficially owns 723,401 Shares. Collectively, UPG and the Reporting Persons beneficially own 2,258,908 Shares, which represents approximately 25.0% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 723,401 Shares beneficially owned by UPG.

(b)       Each of Privet Fund, Privet Fund Management and Mr. Levenson may be deemed to have shared power to vote and dispose of the Shares reported owned by Privet Fund.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 3, 2020, Privet and UPG entered into the Group Agreement as defined and described in Item 4 above. A copy of the Group Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Group Agreement, by and among Privet Fund LP, Privet Fund Management LLC, Ryan Levenson, UPG Enterprises LLC, Paul Douglass and Christopher Hutter, dated March 3, 2020.

7

CUSIP No. 871565107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2020

PRIVET FUND LP

By:	Privet Fund Management LLC General Partner

By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Title:	Managing Member

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Title:	Managing Member

/s/ Ryan Levenson
Ryan Levenson

8

CUSIP No. 871565107

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

PRIVET FUND LP

Purchase of Common Stock[1]	147,706	12.8602	03/03/2020
Purchase of Common Stock[2]	77,740	13.4872	03/04/2020
Purchase of Common Stock[3]	88,612	13.2180	03/05/2020

1 The price reported is a weighted average price. The Shares were purchased in multiple transactions at prices ranging from $12.3200 to $13.1500. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

2 The price reported is a weighted average price. The Shares were purchased in multiple transactions at prices ranging from $13.0300 to $13.7000. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

3 The price reported is a weighted average price. The Shares were purchased in multiple transactions at prices ranging from $12.7600 to $13.5000. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.